                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------
                                 AMENDMENT NO. 6
                                       TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                           --------------------------


                       HUNGARIAN TELEPHONE AND CABLE CORP.
                                (Name of Issuer)

                           --------------------------


                  COMMON STOCK, PAR VALUE U.S.$0.001 PER SHARE
                         (Title of Class of Securities)

                           --------------------------


                                   4455421030
                                 (Cusip Number)

                           --------------------------

                                 TORBEN V. HOLM
                                     TDC A/S
                           (FORMERLY TELE DANMARK A/S)
                                  NOERREGADE 21
                           0900 COPENHAGEN C, DENMARK
                               TEL: +45 3399 8050
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                           --------------------------

                                 MARCH 30, 2005
             (Date of event which requires filing of this statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                                Page 1 of 6 Pages
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CUSIP No. 4455421030                   13D                     Page 2 of 4 Pages

    1.    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          TDC A/S (formerly Tele Danmark A/S)

    2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)                                                               [ ]
                                                                        (b) [ ]
    3.    SEC USE ONLY

    4.    SOURCES OF FUNDS

                    WC

    5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            [ ]

    6.    CITIZENSHIP OR PLACE OF ORGANIZATION

          Denmark

       NUMBER OF            7.    SOLE VOTING POWER
         UNITS
                                  10,799,782*

      BENEFICIALLY          8.    SHARED VOTING POWER
        OWNED BY
                                  Not Applicable

          EACH              9.    SOLE DISPOSITIVE POWER
       REPORTING
                                  10,799,782*

      PERSON WITH          10.    SHARED DISPOSITIVE POWER

                                  Not Applicable

    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,799,782*

    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         69.8%**


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    14.  TYPE OF REPORTING PERSON

         CO, HC

* Includes 5,248,846 shares of common stock of the issuer currently beneficially owned by the reporting person, 18,000 shares of Series A Convertible Preferred Stock currently beneficially owned by the reporting person, each share of which is convertible into ten shares of common stock of the issuer at the option of the holder and the following securities to be acquired by the reporting person as discussed in Item 4 below: (i) 2,750,936 shares of common stock of the issuer, (ii) 12,000 shares of Series A Convertible Preferred Stock of the Seller and (iii) warrants exercisable within 60 days from the purchase thereof to acquire an aggregate of 2,500,000 shares of common stock of the issuer.

** The calculation of the foregoing percentage is based on the number of shares of common stock of the issuer outstanding as of (12,680,417) as set forth in the issuer's Form 10-Q for the quarter ended September 30, 2004 as filed with the Securities and Exchange Commission (the "Commission") on November 11, 2004 plus the total number of shares of common stock to be issued upon the conversion of the Series A Convertible Preferred Stock and the exercise of the warrants described in Item 4 below.


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This Amendment No. 6 to the Schedule 13D of TDC A/S (formerly Tele Danmark A/S)
("TDC") relates to the beneficial ownership by TDC of the Common Stock, par value U.S.$0.001 per Share (the "Shares") of Hungarian Telephone and Cable Corp. (the "Issuer"). This Amendment No. 6 amends and supplements the Schedule 13D of TDC filed on July 15, 1997, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto (the "Schedule 13D"). Capitalized terms used but not otherwise defined in this document have the meanings assigned to them in the Schedule 13D.

ITEM 3: SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

On March 30, 2005, TDC entered into an agreement to acquire (i) 2,750,936 Shares, (ii) 12,000 shares of the Issuer's Series A Convertible Preferred Stock and (iii) warrants entitling the holder to purchase an aggregate of 2,500,000 Shares. The aggregate purchase price for those is $79,933,292. TDC will fund the purchase price out of its working capital.

ITEM 4: PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following after the seventh paragraph of such item:

TDC entered into a Securities Purchase Agreement, dated as of March 30, 2005 (the "SPA"), with Ashmore Global Special Situations Fund Limited, Asset Holder PCC No. 2 Limited Re Emerging Economy Portfolio, Asset Holder PCC Limited Re:
Ashmore Emerging Markets Liquid Investment Portfolio, Ashmore Emerging Markets Debt Fund and EMCD Limited (collectively, the "Sellers"). Pursuant to the provisions of and subject to the conditions set forth in the SPA, TDC agreed to acquire from the Sellers (i) 2,750,936 Shares, (ii) 12,000 shares of Series A Convertible Preferred Stock and (iii) warrants entitling the holder to purchase an aggregate of 2,500,000 Shares.

TDC's decision to increase its equity ownership in the Issuer by acquiring the Shares and other securities described in the SPA followed a strategic review by TDC of how to optimize its investment in the Issuer. In the course of that review, TDC considered various alternatives, including the possibility of acquiring 100% of the equity interest in the Issuer. TDC concluded that at the present time, its strategic and other interests are best served by acquiring a controlling interest in the Issuer and that it would not seek to acquire 100% of the equity interest in the Issuer. Acquiring a controlling interest in the Issuer will, among other things, permit TDC to consolidate its investment in the Issuer for financial reporting purposes. Acquiring less than 100% of the equity interest in the Issuer will permit TDC to retain greater flexibility in respect of the Issuer, including retaining the Issuer's current ability to access the capital markets or to use its Common Stock as an acquisition currency.

TDC expects that it will continue to evaluate regularly its investment in the Issuer and, depending on the results of any such future review, it may decide to alter its strategy in respect of its investment in the Issuer, and accordingly may increase or reduce its interest in the Issuer.

Except as set forth above, TDC has no present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional common stock of the Issuer, or the disposition of common stock of the Issuer;


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         (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Any changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of common stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

         (i) A class of common stock of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby deleted and replaced in their entirety by the following:

(a) - (b)TDC beneficially owns 10,799,782 Shares of the Issuer (including any Shares that will be owned or will be deemed to be beneficially owned pursuant to the SPA) and such Shares constitute approximately 69.8% of the outstanding Shares of the Issuer. Of the 10,799,782 Shares beneficially owned by TDC, (i) 7,999,782 Shares are or will be owned by TDC, (ii) 300,000 Shares are or will be deemed to be beneficially owned by TDC because TDC owns or will own 30,000 shares of Series A Convertible Preferred Stock of the Issuer, each of which is convertible into ten Shares at the option of the holder of those shares and (iii) 2,500,000 Shares will be deemed to be beneficially owned by TDC because TDC will own warrants to purchase an aggregate of 2,500,000 Shares.

         TDC has the sole power to vote and dispose of all of the 5,248,846 Shares it currently owns and, if TDC converts its 18,000 shares of Series A Convertible Preferred Stock, it will have the sole power to vote and dispose of the Shares acquired upon conversion. In addition, upon consummation of the transactions contemplated by the SPA, TDC will have the sole power to vote and dispose of all of the 2,750,936 Shares it will own pursuant to the SPA and, if TDC converts its 12,000 shares of Series A Convertible Preferred Stock and exercises its warrants to purchase 2,500,000 Shares, it will have the sole power to vote and dispose of the Shares acquired upon conversion.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described in Amendment No. 5 to the Schedule 13D, TDC and the other parties to the SPA entered into a stockholders agreement, dated as of September 3, 2004 (the "Stockholders Agreement"). The Stockholders Agreement will terminate upon the consummation of the transactions contemplated by the SPA.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.  Securities Purchase Agreement, dated as of March 30, 2005.


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                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 2005


                                     TDC A/S


                                     By:
                                        ----------------------------------
                                        Name:   Henning Dyremose
                                        Title:  President and CEO

                                     By:
                                        ----------------------------------
                                        Name:   Hans Munk Nielsen
                                        Title:  Senior Executive Vice President
                                                and CFO


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